Steven Glauberman, Esq.
SGlauberman@beckerlawyers.com
Phone: (212) 599 3322 ext. 25115
Fax: (212) 557-0295

Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

September 19, 2022

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Amanda Kim

Mr. Mitchell Austin

Re:	Venus Acquisition Corporation Response to the Staff’s Comments on Revised Preliminary Proxy Statement on Schedule 14A as filed September 2, 2022 File No. 001-40024

Dear Ms. Kim and Mr. Austin:

On behalf of our client, Venus Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 15, 2022 on the Company’s Revised Preliminary Proxy Statement on Schedule 14A submitted on September 2, 2022 (the “Revised Preliminary Proxy Statement”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A (the “Amendment No. 3”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 3.

Revised Preliminary Proxy Statement filed September 2, 2022

General

1.	Please update your discussion of the Holding Foreign Companies Accountable Act to disclose the Statement of Protocol signed by the PCAOB and the CSRC of the People’s Republic of China on August 26, 2022. Please balance the disclosure regarding the Statement of Protocol by stating that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it still unable to inspect and investigate completely audit firms based in China and Hong Kong.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No. 3 on the cover page and page 58 in accordance with the Staff’s instructions.

If you have any questions regarding the Amendment No. 3, please contact the undersigned by phone at (212) 599 3322 ext. 25115 or via e-mail at SGlauberman@beckerlawyers.com.

Very truly yours,

/s/ Steven Glauberman, Esq.

cc:	Bill Huo (Becker) Yang Ge (DLA Piper)

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